

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 28, 2008

Mr. Fernando Ramirez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278
28046 Madrid, Spain

> **Re: Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 30, 2008**
> **File No. 1-10220**

Dear Mr. Mazarredo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   Please confirm that you have no off-balance sheet arrangements that you would be required to disclose pursuant to Item 5.E of Form 20-F.

2.   In future filings, please file all material contracts as exhibits. In this regard, we
note that you have not filed the agreement with Petersen Energía, which is
referenced on page 159.

Key Information about Repsol YPF, page 1

Selected consolidated financial data, page 1

3.   Please explain why your disclosure indicates that your selected financial data is
qualified in its entirety by reference to your audited financial statements. It is
unclear why any such qualification is necessary.

Section 6.2 Legal Proceedings, page 133

United States of America, page 139

Dallas Litigation, Occidental vs. Maxus, page 142

4.   We note your disclosure that the judgment affirmed by the Court of Appeals in
February 2008 could result in material costs in excess of the Company's current
reserves for the matter. Please expand your disclosure to provide an update for
this subsequent event of the estimate of financial effect in excess of your current
reserves. Please refer to paragraph 86 of IAS 37 for guidance.

Controls and Procedures, page 173

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 173

5.   We note that you cite Rule 13a-15(f) of the Exchange Act indicating that it
defines the term "disclosure controls and procedures." The correct rule is Rule
13a-15(e). Also, you do not provide the full definition of "disclosure controls and
procedures." In future filings, please cite the correct rule and provide the full
definition of "disclosure controls and procedures."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your

amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel at (202) 551-3723. With respect to all legal comments, you may contact Carmen Moncada-Terry at (202) 551-3687 or, in his absence, Michael E. Karney at (202) 551-3847, You may contact me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director